UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-32532

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASHLAND INC. EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASHLAND INC.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391

Telephone Number (859) 815-3333

Ashland Inc. Employee Savings Plan

Financial Statements and Schedules

December 31, 2013 and 2012 and for the year ended
December 31, 2013, with Report of Independent Registered Public Accounting Firm

*
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment and Administrative Oversight Committee
and Participants of the Ashland Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Ashland Inc. Employee Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Lexington, Kentucky
May 30, 2014

ASHLAND INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
(in thousands)	2013	2012
Assets
Investments, at fair value:
Interest in the Ashland Inc. Savings Plan Master Trust	$1,622,693	$1,425,141
Receivables:
Contributions	45	11,059
Notes receivable from participants	24,021	22,723
Total assets	1,646,759	1,458,923

Liabilities
Accrued expenses	284	807
Total liabilities	284	807

Net assets available for benefits at fair value	1,646,475	1,458,116

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,508)	(17,781)
Net assets available for benefits	$1,640,967	$1,440,335

See accompanying notes to financial statements.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2013

(in thousands)
Additions to net assets attributed to:
Plan interest in Ashland Inc. Savings Plan Master Trust investment income	$254,019
Contributions:
Participants	37,049
Employer	23,629
Rollover	7,840
Loan interest	986
Total additions	323,523

Deductions from net assets attributed to:
Benefits paid to participants	(127,589)
Administrative expenses	(355)
Total deductions	(127,944)

Transfers	5,053

Net change in plan assets	200,632
Net assets available for benefits, beginning of year	1,440,335

Net assets available for benefits, end of year	$1,640,967

See accompanying notes to financial statements.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012
($ in thousands, except participant data)
 NOTE A – DESCRIPTION OF THE PLAN
The following description of the Ashland Inc. Employee Savings Plan (Plan) provides only general information.  The information in this Note is not a Summary Plan Description or Plan document, as these terms are defined under the Employee Retirement Income Security Act of 1974 (ERISA).  Instead, this information merely summarizes selected aspects of the Plan.  Read the Summary Plan Description or the Plan document for more information about the Plan.  The Plan document controls the terms of the Plan and supersedes any inconsistencies contained herein or in the Summary Plan Description.  Ashland Inc. (Ashland or the Company), as Plan Administrator, retains all rights to determine, interpret and apply the Plan’s terms to factual matters and matters of law.  This retained discretionary authority is more particularly described in the Summary Plan Description and in the Plan document.
General
The Plan is a contributory, defined contribution plan and covers active regular employees in groups designated by Ashland, the Plan sponsor, as eligible to participate in accordance with Plan documents.  The Plan is intended to qualify under sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC), and under section 404(c) of ERISA.
Plan Transfers
On an annual basis, during specified election periods, Plan participants are permitted to transfer a designated portion of their Leveraged Employee Stock Ownership Plan (LESOP) accounts to their accounts in the Plan.  Amounts subject to this election in the LESOP are transferred to the Ashland Common Stock Fund account in the Plan of electing participants.  Those participants can then transfer the amounts from the Ashland Common Stock Fund to other investment options in the Plan.  During 2013, $449 was transferred from the LESOP accounts of the electing participants to their corresponding Ashland Common Stock Fund accounts in the Plan.
The remaining transferred amount within this caption of $4,604 relates to other transfers throughout the plan year, including $5,094 from the Ashland Inc. Union Employee Savings Plan and $445 to the International Specialty Products Inc. 401(k) Plan (ISP Plan).
Contributions
Eligibility and Employee Contributions
Employees in designated eligible groups may immediately enroll in the Plan, regardless of the amount of Company service.
Participants may make pre-tax contributions, pursuant to the terms of the Plan and Section 401(k) of the IRC.  The Plan utilizes a safe harbor design under Section 401(k)(12) of the IRC.  The Plan also allows participants to make after-tax Roth 401(k) contributions.  Ashland and its participating subsidiaries also make matching contributions related to participant contributions, subject to applicable limitations in the Plan and IRC. However, Ashland’s matching contributions will not begin until the eligible employee completes one year of service.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Contributions (continued)
Eligibility and Employee Contributions (continued)
Participants may contribute from 1% to 65% of eligible compensation in whole number percentage increments.  Excluding catch-up contributions, participants were limited to contributions of $17,500 in 2013.  Newly hired eligible employees are automatically enrolled in the Plan for a contribution of 4%.  Employees have the opportunity to elect a different amount before the automatic contributions are withheld.  The contributions are invested in the Plan’s default investment option if the employee does not make a different investment election.  The default investment option is the Fidelity Freedom Fund that most closely matches the employee’s assumed retirement date, based on the employee’s age at the time of enrollment.  The automatic enrollment rules do not apply to hourly paid employees at the Valvoline Instant Oil Change ™ locations.
Eligible employees who are at least age 50 by December 31 can make catch-up contributions in addition to the regular contribution.  Catch-up contributions are pre-tax contributions from an eligible participant’s compensation in excess of a plan-imposed limit or the legal pre-tax contribution limit.  Therefore, the eligible participant’s contributions must first reach a plan-imposed limit or the legal pre-tax contribution limit before any contributions are characterized as catch-up contributions.  These employees may contribute a maximum of $5,500 as catch-up contributions for 2013.
Employer Contributions
Ashland and its participating subsidiaries contribute up to 4% of eligible compensation as a matching contribution to a participant’s contributions.  The company matching contribution is $1.00 for each $1.00 the participant contributes up to a maximum participant contribution of 4% of eligible compensation. Matching contributions are calculated on a payroll by payroll basis and can be made in cash or Ashland Inc. Common Stock, as determined by the Company.  If matching contributions are made directly to the Plan in common stock, then such contributions shall be invested in the Ashland Common Stock Fund, and can be moved at any point thereafter by the Plan participant.  All matching contributions made in cash shall be invested pursuant to the participant’s investment elections thereby mirroring the participant’s contributions.  During 2013, employer matching contributions made to the Plan were in cash.
Basic Retirement Contributions
Employees who were eligible to participate in the Plan as of December 31, 2010 and who were not eligible for future contributions under the Ashland Hercules Pension Plan (Grandfathered Employee), shall be entitled to a Basic Retirement Contribution based on a percentage of the employee’s compensation determined in accordance with the following tables:

Period of Service	Percentage of Compensation
1 - 10 years	1.5%
11 - 20 years	3.0%
21 or more years	4.5%

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Basic Retirement Contributions (continued)
plus, a transition contribution equal to:

Age as of January 1, 2011	Percentage of Compensation
40 - 44	2.0%
45 - 49	3.0%
50 - 54	4.0%
55 or greater	5.0%
Notwithstanding the foregoing, any employee that was a legacy Hercules Incorporated employee or becomes eligible to participate in the Plan on or after January 1, 2011, shall only be entitled to a Basic Retirement Contribution based on a percentage of the employee’s compensation and is not eligible for the transition contribution.  In addition, hourly paid employees of Valvoline Instant Oil Change™ are not eligible for the Basic Retirement Contribution.
Performance Retirement Contributions
Ashland, in its sole discretion, may declare a Performance Retirement Contribution to be made to the Plan.  The Performance Retirement Contribution will be determined based upon Ashland’s performance for the most recently completed fiscal year, and will be based upon the percentage of the employee’s compensation for the plan year.  The range for the 2013 payout was 0-4%, with a target payout of 2%. Based on 2013 performance, there was not a payout for Performance Retirement Contribution. The actual 2012 payout was 2.4%, or $9,372, and is included in “Contributions Receivable” on the Statements of Net Assets Available for Benefits.
Other Contributions
Effective November 1, 2008, the Plan was amended designating the Ashland Common Stock Fund investment option as an employee stock ownership plan (ESOP).  The ESOP component of the Plan allows dividends paid on Ashland Inc. Common Stock held in the fund to be passed through to participants and beneficiaries.  Participants and beneficiaries may elect to have the dividends passed through and paid to them or to have the dividends reinvested.  If a participant or beneficiary fails to make an affirmative election, the default is to reinvest the dividends.  Dividends that are reinvested and paid into the Ashland Common Stock Fund are allocated proportionately to participants and beneficiaries on the basis of each participant’s and beneficiary’s investment in the fund and used to purchase additional units in the Ashland Common Stock Fund.  Amounts allocated to the portion of the Plan that is an ESOP may still be exchanged to other investments in the Plan and other investments in the Plan may be exchanged into the ESOP component of the Plan.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Vesting
The Plan provides for immediate vesting of all employer and employee contributions regardless of the employee’s length of participation in the Plan or service with the employer.  However, to preserve the qualified status of the Plan with the Internal Revenue Service (IRS), there are certain restrictions on the employee’s right to withdraw contributions and any earnings thereon while actively employed by Ashland or its subsidiaries.  If a participant or beneficiary entitled to a benefit cannot be located, the vested benefit is forfeited.  If such a participant or beneficiary makes a proper claim prior to the termination of the Plan, the forfeited benefit shall be restored in an amount equal to the amount forfeited, unadjusted for any gains or losses.
Voting Rights
Participants may instruct the trustee on how to vote shares of Ashland Inc. Common Stock held in their Ashland Common Stock Fund account and are notified by the trustee prior to the time such rights are to be exercised. The trustee will vote fractional shares and shares for which it received no instructions in the same proportion as the voting instructions on allocated shares received from participants. Participants may also direct the trustee on how to respond if a tender offer is made for Ashland Inc. Common Stock. If no instructions are received from a participant on a tender offer, it will be considered to be instruction to the trustee not to respond to the offer.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) Ashland’s contribution and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Rollovers
Participants may elect to rollover amounts from other qualified plans into this Plan in accordance with the guidelines required by the Plan and the IRC.
Notes Receivable from Participants
Any participant can obtain a loan from the Plan for any reason and may hold up to two loans at any one time.  Loans cannot exceed the lesser of (a) 50% of the participant’s account balance or (b) $50,000 reduced by the difference between the highest outstanding loan balance during the 12 months before the loan and the actual balance on the date of the loan.  Participants’ plan accounts will be security for the loan.  Loans must be repaid within five years in equal installment amounts determined by the Plan sponsor.  However, loans transferred into the Plan under terms authorized under prior plans will continue to be amortized in accordance with the original terms of those loans. Loan interest compounds monthly at an annual rate equal to the prime rate on the last business day of the month before the loan is made plus 1%.  Interest on the loan will be credited to the participant’s account as the loan is repaid as investment earnings.  The loan repayments and the interest payments are then invested among the Plan investment options in the same percentage as the participant’s contributions.  Delinquent loans are recorded as a distribution based upon the terms of the Plan document.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Payments of Benefits
Participants may withdraw a certain portion of their account while employed.  The portion that can be withdrawn depends upon whether the employee is age 59-½ and the source of funds.  Only one such withdrawal is allowed in any 12 month period and the withdrawal cannot exceed the current value of the total account.
Upon termination of employment, the participant, or beneficiary in the event of death, may receive the entire value of the account in either a lump sum payment or installments paid monthly, quarterly, or annually over a limited period of time.  If the total value of the account is $1,000 or less, the value of the account will be distributed in a lump sum without the participant’s consent.
Plan Termination
Although it has not expressed any intention to do so, Ashland reserves the right, at its sole discretion, to amend, suspend, modify, interpret, discontinue, or terminate the Plan or change the funding method at any time without the requirement to give cause or consideration to any individual, subject to the provisions set forth in ERISA.  No accounting treatment or funding of the Plan shall be deemed evidence of intent to limit in any way the right to amend or terminate the Plan.
NOTE B – SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of the financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the amounts reported.  Actual results could differ from those estimates.
Master Trust
The investments of the Plan are pooled with the investments of the Ashland Inc. Union Employee Savings Plan (formerly known as the Hercules Plan) and the ISP Plan in a master trust pursuant to an amended agreement between Fidelity Management Trust Company, the trustee, and Ashland — Ashland Inc. Savings Plan Master Trust (the Master Trust), effective October 1, 2012.
Investments
The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust.  These investments are determined primarily by quoted market prices, except for the Stable Value Fund (see Note E).

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Contracts
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Income and Expense Recognition
Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year.  This activity is presented as “Plan interest in Ashland Inc. Savings Plan Master Trust investment income” on the Statement of Changes in Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
The majority of costs and expenses of administering the Plan are paid by Ashland, except that loan initiation and maintenance fees, short-term redemption fees and overnight charges are paid by participants.  Investment management fees are paid to the investment managers from their respective funds.
NOTE C - MASTER TRUST INVESTMENTS
The Plan's investments are in the Master Trust, which was established for the investment of assets of the Plan and the other Ashland sponsored retirement plans. At December 31, 2013 and 2012, the Plan's interest in the net assets of the Master Trust was approximately 93.1% and 92.8%, respectively. As the Plan’s only investment, the Plan’s interest in the net assets of the Master Trust represents more than 5% of the Plan’s net assets at December 31, 2013 and 2012. The Master Trust allocates individual assets to each plan participating in the Master Trust arrangement. Therefore, the investment results from individual assets of the Plan may not reflect its proportionate interest in the Master Trust.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE C – MASTER TRUST INVESTMENTS (continued)

The following table presents the assets including investments, receivables and liabilities of the Master Trust at December 31:

	2013	2012
Investments, at fair value:
Ashland Common Stock Fund
Money Market Fund	$—	$1,090
Ashland Inc. Common Stock	193,741	179,751
Shares of Registered Investment Companies
Domestic Equity	457,871	337,659
International Equity	64,761	51,594
Bond/Fixed Income	101,461	141,175
Lifecycle/Blended	573,031	469,830
Self-directed Brokerage Accounts	15,157	10,910
Stable Value Fund
Money Market Fund	27,703	19,038
Cash Equivalents	74,200	40,771
Government Bonds/Notes	133,437	161,661
Non-U.S. Government Bonds	3,805	3,025
Corporate Bonds	59,005	61,071
Mutual Funds	—	3,943
Mortgage-backed Securities	15,345	22,647
Other	1,099	3,097
Total investments at fair value	1,720,616	1,507,262
Receivables	27,220	48,995
Total assets	1,747,836	1,556,257
Payables	(5,454)	(20,801)
Net assets available for benefits	$1,742,382	$1,535,456

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE C – MASTER TRUST INVESTMENTS (continued)

The following table presents the net appreciation in investments (including gains and losses on investments bought and sold, as well as held during the year) and investment income in the Master Trust for the year ended December 31:

2013
Net realized and unrealized appreciation in fair value of investments:
Ashland Common Stock Fund	$37,454
Shares of Registered Investment Companies	181,436
Stable Value Fund	(3)
218,887
Investment income:
Dividends
Ashland Common Stock Fund	2,641
Shares of Registered Investment Companies	44,420
Interest
Ashland Common Stock Fund	1
Stable Value Fund	6,834
53,896
Total	$272,783

NOTE D – INVESTMENT CONTRACTS
The investment contracts held by the Master Trust in the Stable Value Fund are known as synthetic and separate account guaranteed investment contracts (GICs).
In a synthetic GIC structure, the underlying investments are owned by the Master Trust and held in the trust for plan participants.  The fair values of the synthetic GIC contracts including unsettled receivables and payables at December 31, 2013 and 2012 were $168,451 and $177,723 while the contract values were $163,258 and $164,273, respectively.
In a separate account GIC structure, investments are in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC return. The fair value of a separate account GIC is calculated using the market value provided by the insurance companies that manage the underlying assets of the product. The fair values of the separate account GIC including unsettled receivables and payables at December 31, 2013 and 2012 were $138,453 and $145,539 while contract values were $137,657 and $139,526, respectively.
Both synthetic and separate account GIC instruments have wrapper contracts that are purchased from an insurance company or bank.  The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The fair value assigned to the wrapper contracts at December 31, 2013 and 2012 was zero.  At December 31, 2013, the crediting interest rate for these investment contracts was between 1.08% and 2.53% and at December 31, 2012 it was between 3.04% and 3.29%.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE D – INVESTMENT CONTRACTS (continued)

The key factors that influence the future interest crediting rates include:  the level of market interest rates; the amount and timing of participant contributions, transfers, and withdrawals into and out of the contract; the investment returns generated by the underlying fixed income investments; and the duration of the underlying investments.
To determine the interest crediting rate, wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio, including the contract interest credit rate, yield to maturity of underlying investments, market value of underlying investments, contract value, duration of the portfolio, and wrapper contract fees.  The interest crediting rates of the contracts are typically reset on a quarterly basis.  All wrapper contracts provide for a minimum interest crediting of zero percent.
The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”  If the adjustment amount is positive for a specific contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate.  If the adjustment amount is negative for a specific contract, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher.
The average yield of the investment contracts based on actual earnings was 0.25% loss in 2013 and 2.60% gain in 2012, while the average yield adjusted to reflect the actual interest rate credited to participants was 1.57% in 2013 and 2.82% in 2012.
Limits to Ability to Transact at Fair Value
In certain circumstances, the amount withdrawn from a wrapper contract would be payable at fair value rather than at contract value.  These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if Ashland withdraws from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria.  The circumstances described above that could result in payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.
Issuer-Initiated Contract Termination
Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, material and adverse changes to the provisions of the Plan, or uncured material breaches of responsibilities.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments, or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE E – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  An instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument’s fair value measurement.  The three levels within the fair value hierarchy are described as follows:
Level 1 – Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
As of December 31, 2013 and 2012, the Plan held no investments outside of its interest held in the Master Trust.  The Plan's policy is to recognize transfers between levels as of the end of the reporting period. During 2013, there were no transfers of investments between Level 2 to Level 1 or Level 3 to Level 2.  The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund
Ashland Inc. Common Stock	$193,741	$—	$—	$193,741
Shares of Registered Investment Companies
Domestic Equity	457,871	—	—	457,871
International Equity	64,761	—	—	64,761
Bond/Fixed Income	101,461	—	—	101,461
Lifecycle/Blended	573,031	—	—	573,031
Self-directed Brokerage Accounts	15,157	—	—	15,157
Stable Value Fund
Money Market Fund	27,703	—	—	27,703
Cash Equivalents	—	74,200	—	74,200
Government Bonds/Notes	—	133,437	—	133,437
Non-U.S. Government Bonds	—	3,805	—	3,805
Corporate Bonds	—	59,005	—	59,005
Mortgage-backed Securities	—	15,345	—	15,345
Other	—	1,099	—	1,099
Total	$1,433,725	$286,891	$—	$1,720,616

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE E – FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund
Money Market Fund	$1,090	$—	$—	$1,090
Ashland Inc. Common Stock	179,751	—	—	179,751
Shares of Registered Investment Companies
Domestic Equity	337,659	—	—	337,659
International Equity	51,594	—	—	51,594
Bond/Fixed Income	141,175	—	—	141,175
Lifecycle/Blended	469,830	—	—	469,830
Self-directed Brokerage Accounts	10,910	—	—	10,910
Stable Value Fund
Money Market Fund	19,038	—	—	19,038
Cash Equivalents	—	40,771	—	40,771
Government Bonds/Notes	—	161,661	—	161,661
Non-U.S. Government Bonds	—	3,025	—	3,025
Corporate Bonds	—	61,071	—	61,071
Mutual Funds	3,943	—	—	3,943
Mortgage-backed Securities	—	22,647	—	22,647
Other	—	3,097	—	3,097
Total	$1,214,990	$292,272	$—	$1,507,262
Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2013 and 2012.
Money Market Funds, Shares of Registered Investment Companies, Mutual Funds, Ashland Inc. Common Stock – Valued at the quoted market price of shares held by the Plan at year-end.
Self-directed Brokerage Accounts – Fair value is determined based on the underlying investments, which are traded on an exchange and active market.
Stable Value Fund – The value of the Stable Value Fund is based on the fair value of the underlying investment assets.   In order to achieve the desired returns, the investment manager of the Stable Value Fund may invest in various derivative instruments including equity futures, credit default swaps and purchase and call options.  Use of such derivative instruments did not have a material effect on the 2013 and 2012 statements.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE F – TRANSACTIONS WITH RELATED PARTIES

The Plan’s portion of the Master Trust held 1,944,481 and 2,169,317 shares of Ashland Inc. Common Stock as of December 31, 2013 and 2012, respectively, with a fair value of $188,693 and $174,435, respectively.  The Plan’s interest in the Master Trust received dividends on Ashland Inc. Common Stock of $2,571 in 2013.  The remaining dividends relate to certain Master Trust investments classified as Shares of Registered Investment Companies.  Fidelity Management Trust Company acts as the Trustee and Recordkeeper of the Plan.  PIMCO, an Allianz Global Investors company, and Evercore Trust Company were also providers of fiduciary services to the Master Trust during the year.
Fees of $355 were paid by the Plan for investment management.  Costs paid by Ashland are not charged to the Plan or Master Trust for services it performs on behalf of the Plan.
NOTE G - DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	December 31
	2013	2012
Net assets available for benefits per financial statements	$1,640,967	$1,440,335
Adjustment from contract value to fair value - current year	5,508	17,781
Benefit claims payable	(51)	(326)
Receivable on deemed distributions of participant loans	(1,297)	(1,138)
Net assets available for benefits per Form 5500	$1,645,127	$1,456,652
The following is a reconciliation of the net investment appreciation per the financial statements to the Form 5500 for the year ended December 31:

2013
Plan interest in Ashland Inc. Savings Plan Master Trust investment income	$254,019
Loan interest	986
Total net investment appreciation per the financial statements	255,005
Adjustment from contract value to fair value - current year	5,508
Reversal of prior year contract value to fair value adjustment	(17,781)
Total appreciation of investments per Form 5500	$242,732
The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31:

2013
Benefits paid per financial statements	$127,589
Subtract: Prior year benefit claims payable	(326)
Add: Current year benefit claims payable	51
Benefits paid per Form 5500	$127,314

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE H – TAX STATUS OF THE PLAN

The Plan has received a determination letter from the IRS dated March 3, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the plan years ending prior to 2010.
NOTE I – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SCHEDULE H

Ashland Inc. Employee Savings Plan
Employer Identification Number 20-0865835
Plan Number 010

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2013
(a)	(b)	(c)	(d)	(e)
Identity of Issue		Description of Investment	Cost^	Current Value
*	Participant Loans	1-30 Years, interest 3.25% - 10.50%	$—	$24,021

*	Indicates parties-in-interest to the Plan
^	Required for nonparticipant-directed investments only

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

Date:	May 30, 2014	/s/J. Kevin Willis
J. Kevin Willis
Senior Vice President and Chief Financial Officer Chairperson of the Ashland Inc. Investment and Administrative Oversight Committee

EXHIBIT INDEX

23.1    Consent of Blue & Co., LLC